Detica

RECEIVED

2007 JUN 19 A 9:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

07024569

Our ref: 07-FIV100C215

14 June 2007

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

07.06.07	Appointment of Director – filing of 288(a) at Companies House
14.06.07	Notification of Transactions of Directors

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

Enc

PROCESSED
JUN 2 1 2007
THOMSON FINANCIAL

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3328242

Company Name in full DETICA GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	01	04	2007	†Date of Birth	22	08	1946

Appointment form

Notes on completion appear on reverse

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes*

NAME *Style / Title: GENERAL *Honours etc:

Forename(s): JOHN ALEXANDER

Surname: GORDON

Previous Forename(s): N/A Previous Surname(s): N/A

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

†† Usual residential address: C/O DETICA, 90 PRIESTLEY RD, SURREY RESEARCH PARK

Post town: GUILDFORD Postcode: GU2 7YP

County / Region: SURREY Country: U.K

†Nationality: AMERICAN †Business occupation: DIRECTOR

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 4-10-07

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 4-5-07.

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JOHN WOOLLHEAD
AS REGISTERED OFFICE
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters..

1. Name of the *issuer*

DETICA GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or

(ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

TOM BLACK

COLIN EVANS

CHRIS CONWAY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSONS AS NAMED ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 2P SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

TOM BLACK : 6,214,180

COLIN EVANS : 1,151,175

CHRIS CONWAY: 236,680

8 State the nature of the transaction

SALE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NIL

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NIL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

TOM BLACK: 640,000

COLIN EVANS: 250,000

CHRIS CONWAY: 60,000

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

TOM BLACK : 0.56%

COLIN EVANS: 0.22%

CHRIS CONWAY: 0.05%

13. Price per *share* or value of transaction

£4.00 PER SHARE

14. Date and place of transaction

13TH June 2007 - LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

TOM BLACK: 5,574,180 =4.87%

CHRIS CONWAY: 176,680 =0.15%

COLIN EVANS: 901,175 = 0.79%

16. Date issuer informed of transaction

13TH JUNE 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

NICKY HEYWOOD: 01483 816869

Name and signature of duly authorised officer of *issuer* responsible for making notification

JOHN WOOLLHEAD

Date of notification

14TH JUNE 2007

END

END